

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Mr. David Brunton
Chief Financial Officer
Neonode Inc.
651 Byrdee Way
Lafayette, CA 94549

> **Re:** **Neonode Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 29, 2010, as amended May 12, 2010**
> **File No. 000-08419**

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your press release on October 14, 2010 that Neonode Inc. is "the leading provider of optical touch screen solutions for hand-held and small to midsize devices…" Please tell us why you believe Neonode is a leading provider of optical touch screens when as of June 30, 2010 you had one signed technology license agreement with one customer, earned zero revenues in fiscal year 2009 and have earned approximately $269,000 revenues as of June 30, 2010.

Form 10-K/A for fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 31

2. Given the uncertainty surrounding your business going forward, in future filings, please provide a detailed discussion of your ability to meet both your short-term and long-term

liquidity needs. We consider "long-term" to be the period in excess of the next twelve months.

Item 10. Directors, Executive Officers and Corporate Governance, page 76

3. In future filings, please expand your disclosure with respect to each director to specifically discuss what aspects of the individual's experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

Audit Committee, page 78

4. We note your disclosure that you do not have an audit committee financial expert because the Board believes the background and financial sophistication of its members are sufficient to fulfill the duties of the Audit Committee. Please explain in your response letter why the Company believes an audit committee financial expert is not necessary at this time when considering management's recent conclusion that your internal control over financial reporting was not effective as of December 31, 2009 due to a material weakness that existed in your internal controls relating to your accounting for certain financing transactions. Please note the specific attributes of an audit committee financial expert outlined in Item 407(d)(5)(ii) of Regulation S-K.

Compensation Committee, page 79

5. In future filings, please reconcile your disclosure related to the independence of your Compensation Committee members. We note your disclosure on page 79 that all members of the Company's Compensation Committee are independent differs with the disclosure on page 78 discussing that Mr. John Reardon is the only independent director of the Company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　　Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Larry Spirgel
　　　　　　　　　　　　　　　　　　Assistant Director

cc:　　Steve Kronengold, Esq.
　　　　Via Facsimile: +972-8-936-6000